Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 10, 2007

FAQ on Revenue Ruling 2008-1

December 7, 2007

What is the ruling?

Revenue Ruling 2008-1, issued on December 7, 2007, holds that any financial instrument linked to a single currency regardless of whether the instrument is privately offered, publicly offered or traded on an exchange should be treated like debt for federal tax purposes. Revenue Ruling 2008-1 extends to iPath Currency Exchange Traded Notes (ETNs).

What does it mean for iPath Currency ETN investors?

This means that any interest accrued during the contract is taxable to investors, even though the interest is reinvested and not paid out until the holder sells the ETN or the contract matures. It also means that gain or loss from the sale or redemption of the notes will be ordinary and investors will not be able to elect capital gain treatment.

Do iPath Currency ETN investors still need to submit a form to the IRS requesting certain tax treatment?

No, it is no longer necessary since the IRS has ruled how financial instruments linked to a single currency should be treated from a tax perspective.

If there isn’t any tax benefit, why invest in the iPath Currency ETNs?

Institutional and individual investors increasingly recognize that currency exposure may constitute a separate asset class to provide portfolio diversification and add potential portfolio returns. The iPath Currency ETNs provide simple, transparent and cost-effective access to three significant exchange rates.

What is Barclays’ reaction?

The ruling provides investors clarity on the tax treatment of any financial instrument linked to a single currency regardless of whether the instrument is privately offered, publicly offered, or traded on an exchange.

What is the current tax status on the equity and commodity ETNs?

The Revenue Ruling does not apply to ETNs that are linked to equities or commodities. The IRS also issued Notice 2008-2 asking for comments on the appropriate tax treatment of prepaid forward contracts, which is how the equity and commodity ETNs are currently considered from a tax perspective.

What is Barclays’ position about the tax status of the equity and commodity ETNs?

Barclays is aligned with the Securities Industry and Financial Markets Association (SIFMA). We believe that the tax treatment of investment products should be driven by the product’s tax attributes. Mutual funds and ETNs are taxed differently because they are fundamentally different products. Investors who buy shares in a mutual fund own the underlying securities and receive dividend income from those securities annually which is taxable. ETN investors do not own underlying securities and receive no dividends while holding the ETN.

Will Barclays submit a comment letter in response to the request for comments?

Yes, Barclays is planning to submit comments.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Barclays is one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays transfers, lends invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the index or index components. The investor fee will reduce the amount of investor return at maturity or on redemption, and as a result investor may receive less than the principal amount of investment at maturity or upon redemption of Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities that may be redeemed directly with the issuer, and on the dates on which to redeem them, as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Barclays Bank PLC is the issuer; Barclays Capital Inc. is the issuer’s agent; and Barclays Global Investors Services (BGIS), an affiliate, assists in the promotion of iPath ETNs.

© 2007 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.